

Mail Stop 3720

June 2, 2017

Perry A. Sook
President and Chief Executive Officer
Nexstar Media Group, Inc.
545 E. John Carpenter Freeway
Suite 700
Irving, TX 75062

> **Re:** **Nexstar Media Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed February 28, 2017**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **Filed May 10, 2017**
> **File No. 000-50478**

Dear Mr. Sook:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operations, page 40, and Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, Revenue, page 43

1.   We note retransmission compensation has grown significantly as a source of revenues in recent years and the growth in this revenue stream was primarily due to increases in subscriber rates paid by multichannel video programming distributors (MVPDs). Please

tell us and disclose in future filings how the new retransmission consent agreements entered into in the last few years represent a known trend that management reasonably expects will have a material future impact on net sales or revenues and income from continuing operations. In your response, please tell us how the mixture of the new retransmission consent agreements and increases in subscriber rates charged to MVPDs have impacted and are expected to impact on this revenue stream. Please refer to Regulation S-X Item 303(a)(3)(i) and (ii), and SEC Release No. 33-8350.

Form 8-K Filed February 28, 2017

Exhibit 99.1

2.   We note that you disclose Operating Income, Broadcast Cash Flows and Adjusted EBITDA in the headlines of your earnings release. Please revise your disclosure in your next earnings release to also disclose net income. Refer to Questions 102.10 and 103.02 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

3.   We note your disclosure in the headlines "Establishes Free Cash Flow Guidance for 2017/2018 Cycle". However, we did not locate specifically where this guidance is provided. Also, in your next earnings release, reconcile to the more comparable GAAP measure or provide an explanation for excluding such a reconciliation. Refer to Question 102.10 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

4.   Your Non-GAAP measures discussion under "CEO Comment" beginning on page 2 is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016. In your next earnings release, revise your presentation to discuss the comparable GAAP measures with equal or greater prominence.

5.   We note your discussion on page 4 "With the free cash flow generated from this basis of operations, we expect Nexstar's net leverage, absent additional strategic activity, to be in the high -4.0x range at the end of 2017 and to decline to the mid-3.0x range by the end of 2018". We also note you disclose free cash flow per share on page 2. It appears that your presentation of free cash flow per share is inconsistent with Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016. Please revise your presentation in your next earnings release or tell us why you believe you are not required to do so.

6.   We note your combined explanation on page 6 of the Non-GAAP measures broadcast cash flow, Adjusted EBITDA, and free cash flow. As appropriate, please revise your disclosure in your next earnings release to explain how each individual Non-GAAP measure is used by management and is useful to investors.

7.   We note on page 8 your reconciliation of Free Cash Flow (Non-GAAP Measure) is from Income from operations to Free cash flow. If you use free cash flow as a liquidity measure, you should reconcile this measure to cash from operating activities, the most directly comparable GAAP measure. Please comply with this comment in your next earnings release or tell us why you believe you are not required to do so.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

FCC Regulatory Matters

Spectrum, page 23

8.   In future filings, disclose the number of the Company's stations that accepted bids to relinquish their spectrum. Of those stations, disclose how many will discontinue operations and how many will share a channel with another station. Additionally, with respect to the expenses you will incur with the repacking of certain of your stations which have been assigned new channels, disclose whether you anticipate complete reimbursement from the $1.75 billion allocated by congress to reimburse broadcaster expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Revenue, page 38

9.   We note that your digital media revenue more than doubled compared to the prior year for the first quarter of 2017. Please tell us and disclose in future filings whether this increase is solely a result of your newly acquired entities or whether it relates to your diversification initiatives, including expanded digital operations and the consolidation of your digital products under one brand. Enhance your discussion in this section to include greater detail concerning any trends associated with your digital media sales or revenues. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications